Filed by CII Financial, Inc.
                                              Pursuant to Rule 425
                                              under the Securities Act of 1933
                                              For:  CII Financial, Inc.
                                              Commission File No.:  333-52726



                               CII FINANCIAL, INC.

                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company

                  subsidiaries of Sierra Health Services, Inc.

 P.O.Box 15645, Las Vegas, Nevada 89114-5645 tel. 702 242 7046 fax 702 242 4819

                                              January 5, 2001

To Holders of CII Financial, Inc.
7 1/2% Convertible Subordinated Debentures Due September 15, 2001

         The purpose of this letter is to remind you of certain important information regarding our pending offer to acquire all of our outstanding $47,059,000 principal amount of 7 1/2% Convertible Subordinated Debentures Due September 15, 2001, CUSIP No. 12551LAB7.

         You can choose to exchange your old 7 1/2% debentures for either cash or new debentures.

o If you choose new debentures, you will receive $1,000 principal amount of our new 9% senior subordinated debentures due 2006 for each $1,000 principal amount of your old 7 1/2% junior subordinated debentures, plus accrued and unpaid interest in cash.

o If you choose cash, you will receive $525 in cash for each $1,000 principal amount of your old 7 1/2% junior subordinated debentures, plus accrued and unpaid interest in cash. However, we will purchase no more than $19.5 million total principal amount of old debentures for cash.

         If holders of more than $19.5 million total principal amount of old 7 1/2% debentures elect to sell their debentures for cash, we will not have enough cash to pay for all the debentures that holders elect to sell. In that case, we will purchase a total of $19.5 million principal amount of debentures for cash and we will exchange the balance of your debentures for new debentures. All holders who elect to receive cash will be treated equally in this process.

         The offer expires at 5:00 p.m., New York City time, on January 25, 2001, unless extended.

         If you want to participate in the offer, you must make the necessary arrangements promptly. In particular, if your debentures are held through a broker, dealer, bank, trust company or other nominee, you will need to instruct this firm to tender the debentures on your behalf. Since this procedure may take a considerable amount of time, you should give these instructions as soon as possible.

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         In  considering  our  offer,  you  should  be  aware  of  a  number  of
    significant   risks  that  will  affect  any  old  debentures   that  remain
    outstanding after expiration of our offer.

o We, and other affiliates, are guarantors of $135 million of loans made under credit facilities of our parent, Sierra Health Services. Our old 7 1/2% debentures rank junior to our guarantee of the credit facilities. In the event of a default in payment on our old debentures, Sierra's senior lenders would have the right to receive payment in full on our guarantee prior to any payment being made on the old debentures.

o Up to $47 million principal amount of new 9% senior subordinated debentures due 2006 will be issued. Any old 7 1/2% debentures that remain outstanding will rank junior to all of the new 9% senior subordinated debentures.

o There may be no active trading market for any old 7 1/2% debentures that remain outstanding after completion of the offer. As a result, you may have difficulty selling your old debentures after expiration of the offer. We intend to list the new 9% senior subordinated debentures on the New York Stock Exchange.

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         Your old 7 1/2% junior subordinated debentures will mature on September
15, 2001. We are making this offer because, although our insurance subsidiaries are solvent, CII Financial has no available source of cash with which to pay your old 7 1/2% debentures when they mature.

         We are a holding company with no significant operating assets of our own. Our subsidiaries are regulated insurance companies which are restricted from providing us with dividends or other funds. Currently, our subsidiaries are prohibited from paying any dividends to us without prior approval by the California Department of Insurance. We intend to seek approval from the California Department for our subsidiaries to provide a portion of the funds we need to complete this offer.

         As many of you know, the California workers' compensation market, where we conduct more than 77% of our business, has been severely impacted in recent years by intense price competition brought on by changes in applicable insurance regulations. Some of our largest competitors are now facing bankruptcy or receivership and we incurred a net loss of $8.5 million for the nine months ended September 30, 2000. However, we have recently seen improvement in our pricing in California as a number of our competitors have been forced to retrench or exit the market altogether.

         In addition, our parent, Sierra Health Services, has recently reduced its senior credit facilities, which are guaranteed by us and other affiliates. On January 2, 2001, Sierra announced that it sold the majority of its Las Vegas real estate holdings and entered into a long-term lease arrangement with the buyers. Sierra received net cash proceeds of $61.7 million and applied $50 million to its credit facilities, which had been fully drawn at $185 million. As a result, the size of the credit facilities and the outstanding loan balance were reduced to $135 million. Sierra also used $4.3 million of the proceeds to make required capital contributions to regulated subsidiaries.

         While there can be no assurance of our conclusion, we believe we will be in a better position to repay the new 9% senior subordinated debentures when they mature on September 15, 2006 than we are to pay the old 7 1/2% debentures on September 15, 2001. In addition, we have provided a cash option for holders who do not wish to exchange their old debentures for new debentures.

         The offer expires at 5:00 p.m., New York City time, on January 25, 2001, unless extended.

         The terms of the offer are contained in our Preliminary Prospectus and Exchange Offer, which was sent to you previously. The offer is subject to certain conditions, including participation by holders of at least 90% of the outstanding debentures, receipt of sufficient financing, receipt of necessary approvals from our regulators and receipt of necessary consents from bank lenders.

         If you need a copy of the Preliminary Prospectus or need assistance in making arrangements to tender your securities, please call the Information Agent for the offer, D.F. King & Co., at (800) 735-3591. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities, at (888) 292-0070.

         We appreciate your consideration of our offer.

                                    Sincerely,

                                    [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                    Kathleen M. Marlon
                                    Chairman, President,
                                    and Chief Executive Officer

Additional Information and Where to Find It

         CII Financial, Inc. has filed a Registration Statement with the Securities and Exchange Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement and the preliminary prospectus contained therein contain important information about CII Financial, the exchange offer and related matters. Security holders are urged to read the Registration Statement and the preliminary prospectus contained therein and any other relevant documents filed by CII Financial with the SEC.

         This Registration Statement has not yet become effective. The new debentures may not be sold and, although you may tender your old debentures, tenders may not be accepted prior to the time the Registration Statement becomes effective. This shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new debentures in any State in which such offer, solicitation or sale would be unlawful.

         Security holders are able to obtain copies of the Registration Statement on Form S-4 and the preliminary prospectus and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at (800) 735-3591. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities, at (888) 292-0070.